

March 1, 2024

Steve Anastasio
Vice President, Treasurer and Director
Value Line Inc.
551 Fifth Avenue
New York, NY 10176

> **Re: Value Line Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2023**
> **Filed July 28, 2023**
> **File No. 000-11306**

Dear Steve Anastasio:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K filed July 28, 2023

Exhibit 99.1, page 46

1. We note that you filed separate financial statements of EULAV Asset Management as of April 30, 2023 pursuant to Rule 3-09 of Regulation S-X. In regard to the single year financial statement period presented, please tell us how you have considered and complied with Rule 3-09(b) of Regulation S-X.

Note 18 - Business Segments, page 72

2. We note your disclosure that the Company has a single reportable segment. We also note disclosure throughout your filing referring to various revenue streams (e.g., institutional and investment periodicals and related publications vs. copyright fees), specific publications product lines, type of customer (e.g., retail vs. institutional) and subscription type (e.g., print vs. digital). In light of these various revenue streams and sales categories, please provide us with an ASC 280 segment identification analysis, including information on the following:

- Provide us with details on your current management structure and how your Company is organized, including an organizational chart.
- Describe the role of your Chief Operating Decision Maker ("CODM") and each of the individuals reporting to the CODM.
- Identify and describe the role of each of your product area or other sales category managers and leadership team, and your analysis of whether any of your managers represent segment managers based on ASC 280-10-50-7.
- Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.
- Tell us how often the CODM meets with his direct reports and product area managers, the financial information the CODM reviews in conjunction with those meetings and the other participants at those meetings.
- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
- Describe the basis for determining the compensation for each individual that reports to the CODM.

3. As part of your segment identification analysis, describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing performance. In this regard, we note your disclosure, on page 26, indicating that some publications having higher-profits compared to those of lower price "starter" products. We also note your references to retail and institutional sales departments, and some related discussion of retail and institutional sales commissions. Please tell us whether the CODM receives disaggregated financial information and margin information at a lower level than consolidated, such as by product or product area or for your retail and institutional sales, and, if so, describe it in detail, how frequently it is provided, and how it is used by the CODM. In addition, describe the key business objectives that are tracked and discussed with the product area or other leaders. Finally, describe the financial information provided to the Board of Directors and how frequently that information is reviewed.

4. We note your disclosure that your investment in EAM is not considered to be a reportable business segment due to your lack of control over the operating and financial policies of EAM. Please tell us how you considered the guidance in ASC 280-10-55-2 in your determination that the investment in EAM is not a reportable segment.

5. We note your disclosure on pages 13 and 21 indicating that investment periodicals and related publications (retail and institutional) and Value Line copyrights and Value Line Proprietary Ranks and other proprietary information are consolidated into one segment called Publishing. Please address the following:
   - Clarify whether the Company has more than one operating segments based on ASC 280-10-50-1 and provide an accompanying accounting analysis.
   - Explain the meaning of "consolidated into one segment" in this context and whether it is intended to refer to aggregation in accordance with ASC 280-10-50-11. If so,

please provide us with your aggregation analysis, including specific details of the quantitative and qualitative factors considered.

6. Please revise your segment footnote disclosures to provide all information required by ASC 280. For example, your disclosure should include, but not be limited to, the basis of organization information used to identify the Company's reportable segments in accordance with ASC 280-10-50-21 and entity-wide information required by ASC 280-10-50-38 through 42.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance